UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

PROTECTIVE LIFE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743674-10-3 (CUSIP Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743674-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AmSouth Bancorporation No. 63-0591257

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 5,006,769 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 5,102,470

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,520,931

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 743674-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AmSouth Bank No. 63-0935103

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 5,006,769 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 5,102,470

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,520,931

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) BK

AMENDMENT NO. 24

TO

STATEMENT ON

SCHEDULE 13G

FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION

ON BEHALF OF

AMSOUTH BANCORPORATION

AND

AMSOUTH BANK

Report for the Calendar Year Ended December 31, 2002

Item 1(a)	Name of Issuer:

Protective Life Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2801 Highway 280 South
Birmingham, Alabama 35223

Item 2(a)	Name of Persons Filing:

AmSouth Bancorporation AmSouth Bank

Item 2(b)	Address of Principal Business Office or, if none, Residence:

AmSouth Bancorporation AmSouth Center 1900 Fifth Avenue North Birmingham, Alabama 35203

AmSouth Bank AmSouth Center 1900 Fifth Avenue North Birmingham, Alabama 35203

Item 2(c)	Citizenship:

AmSouth Bancorporation is a Delaware corporation. AmSouth Bank is a bank organized under the laws of the State of Alabama.

Item 2(d)	Title of Class of Securities:

Common stock

Item 2(e)	CUSIP Number: 743674-10-3

Item 3        If this Statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a	)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b	)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c	)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d	)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e	)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f	)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g	)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h	)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i	)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j	)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership

	(a) Amount Beneficially Owned:
	AmSouth Bancorporation:	5,520,931
	AmSouth Bank:	5,520,931

	(b) Percent of Class:
	AmSouth Bancorporation:	8.0%
	AmSouth Bank:	8.0%

	(c) Number of shares as to which the person has:

	(i) sole power to vote or to direct the vote:

	-0-

	(ii) shared power to vote or to direct the vote:

AmSouth Bancorporation:	5,006,769
AmSouth Bank:	5,006,769

(iii)  sole power to dispose or to direct the disposition of:

            -0-

(iv)  shared power to dispose or to direct the disposition of:

AmSouth Bancorporation:	5,102,470
AmSouth Bank:	5,102,470

Pursuant to Rule 13d-4, it is hereby declared that the filing of this Statement shall not be construed as an admission that AmSouth Bancorporation or AmSouth Bank is, for the purpose of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

All of the shares covered by this Statement are held by trusts and estates of which AmSouth Bancorporation’s subsidiary, AmSouth Bank, is a fiduciary. No single one of these trusts and estates holds as much as five percent of the class. Generally, under the terms of the instrument establishing each such trust or estate, dividends on and proceeds from the sale of securities held by the trust or estate are paid to it, with distribution of any such amounts to beneficiaries thereof being made from the trust or estate pursuant to the terms of the governing instrument.

Item 7	Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Exhibit 1.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2003
Date AMSOUTH BANCORPORATION

By:	/s/ Carl L. Gorday
Signature

Carl L. Gorday, Assistant Secretary
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2003
Date AMSOUTH BANK

By:	/s/ Carl L. Gorday
Signature

Carl L. Gorday, Assistant Secretary
Name/Title

EXHIBIT 1

TO

AMENDMENT NO. 24

TO

STATEMENT ON

SCHEDULE 13G

FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION

ON BEHALF OF

AMSOUTH BANCORPORATION

AND

AMSOUTH BANK

Report for the Calendar Year Ended December 31, 2002

The securities covered by this Statement are held in a fiduciary capacity by the following subsidiary of AmSouth Bancorporation, which is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, and classified in Item 3(b) of Schedule 13G:

AmSouth Bank

EXHIBIT 2

TO

AMENDMENT NO. 24

TO

STATEMENT ON

SCHEDULE 13G

FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION

ON BEHALF OF

AMSOUTH BANCORPORATION

AND

AMSOUTH BANK

Report for the Calendar Year Ended December 31, 2002

The undersigned, AmSouth Bancorporation and AmSouth Bank, hereby agree that the foregoing Statement on Schedule 13G is filed on behalf of each of them.

AMSOUTH BANCORPORATION

By:	/s/ Carl L. Gorday
Carl L. Gorday, Assistant Secretary

AMSOUTH BANK

By:	/s/ Carl L. Gorday
Carl L. Gorday, Assistant Secretary